Exhibit 99(b)

News Release:  Immediate        Contact:  Richard Elder - James River
                                          (804) 343-4785
                                          Mary Rhodes - CSC
                                          (310) 615-1737


JAMES RIVER TO SIGN INFORMATION TECHNOLOGY CONTRACT WITH CSC


       RICHMOND, VIRGINIA, July 31, 1995 --- James River Corporation announced here today that it is negotiating with Computer Sciences Corporation (CSC) of El Segundo, Calif., to manage and enhance the company's information technology operations. The seven-year contract, which is expected to be completed within two weeks, will affect more than 200 people located at James River's Richmond and Norwalk, Conn., offices, and at its 21 North American Consumer Products Division manufacturing units.

      The companies are currently negotiating specific assets to be purchased and information technology assets to be managed. The contract calls for a transition period for moving personnel and equipment beginning Sept. 1, with all exchanges finalized by the end of 1995.

      As  part of the CSC contract, all James River employees who
presently   work  in  information  technology  will  be   offered
positions with CSC.

      "Contracting with CSC will greatly benefit James River's consumer products operations by allowing us to develop new systems at a greater rate, and more cost-effectively. This outsourcing will free management to focus on manufacturing and marketing opportunities, and, allow more effective decision making with better data," said Stephen E. Hare, senior vice president, corporate finance and chief financial officer.

     "We have been studying the value and benefits to the company of an outsourcing approach to information technology ("I.T.") for some time," Hare said. "We believe that outsourcing will provide an impetus for major change in our overall business approach to I.T. and increased productivity from our investment in information resources. With the expanded depth of capabilities provided by CSC, overall delivery should be enhanced."

      Computer Sciences Corporation had $3.6 billion in annual revenues for the 12 months ended June 30, 1995. The company, headquartered in El Segundo, Calif., has 33,000 employees in 575 offices worldwide. CSC provides clients with a wide range of professional services, including management consulting, business reengineering, information systems consulting and integration, and outsourcing.

      James River Corporation, headquartered in Richmond, Va., is a leading manufacturer and marketer of consumer products, food and consumer packaging and communications papers. These product lines include leading brands such as QUILTED NORTHERN bathroom tissue, BRAWNY paper towels, DIXIE cups and plates, QUILT-RAP sandwich wrap, QWIK WAVE microwave packaging, EUREKA! recycled copy paper and WORD PRO copy paper. In addition, the company produces a number of popular European brands for the towel and tissue market. James River has a current annual sales rate of $6.3 billion.

Today's news release, along with past releases from James River, is available by fax, at no charge, by calling PR Newswire's
Company News On Call at (800) 758-5804, ext. 457350